SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
(Amendment No.3)

MABVAX THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

55414P 504
(CUSIP Number)

Copy to:
Frost Gamma Investments Trust
4400 Biscayne Blvd.
Miami, FL 33137
(305) 575-6511
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 55414P 504

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,059,157 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,059,157 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,157 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99% (2)
12	TYPE OF REPORTING PERSON IN

______________________
(1)
Represents (i) 422,334 shares of common stock held by Frost Gamma Investments Trust (“FGIT”) (ii) 596,000 shares of common stock underlying Series D Convertible Preferred Stock and (iii) 40,823 shares of common stock underlying Series I Convertible Preferred Stock. Excludes (i) 281,997 shares of common stock underlying Series I Convertible Preferred Stock held by FGIT which contains a 4.99% beneficial ownership blocker and (ii) 833,333 shares of common stock underlying Series L Convertible Preferred Stock held by FGIT which contains a 4.99% beneficial ownership blocker. Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P.  The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(2)	Based on 20,588,765 shares outstanding as of December 14, 2017 as disclosed in the Issuer’s Registration Statement on Form S-1 filed on December 15, 2017.

CUSIP No. 55414P 504

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,059,157 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,059,157 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,157 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99% (2)
12	TYPE OF REPORTING PERSON OO

______________________
(1)
Represents (i) 422,334 shares of common stock held by FGIT, (ii) 596,000 shares of common stock underlying Series D Convertible Preferred Stock and (iii) 40,823 shares of common stock underlying Series I Convertible Preferred Stock. Excludes (i) 281,997 shares of common stock underlying Series I Convertible Preferred Stock held by FGIT which contains a 4.99% beneficial ownership blocker and (ii) 833,333 shares of common stock underlying Series L Convertible Preferred Stock held by FGIT which contains a 4.99% beneficial ownership blocker. Dr. Frost is the trustee of FGIT, and in such capacity holds voting and dispositive power over the securities held by FGIT.

(2)	Based on 20,588,765 shares outstanding as of December 14, 2017 as disclosed in the Issuer’s Registration Statement on Form S-1 filed on December 15, 2017.

Item 1(a).
Name of Issuer:

MabVax Therapeutics Holdings, Inc. (“Issuer”)

Item 1(b).
Address of Issuer's Principal Executive Offices:

11535 Sorrento Valley Road, Suite 400, San Diego, California 92121

Item 2(a).
Name of Person Filing.

The statement is filed on behalf of Phillip Frost, M.D. and FGIT (collectively, the “Reporting Person”).

Item 2(b).
Address of Principal Business Office or, if None, Residence.

4400 Biscayne Blvd. Miami, FL 33137.

Item 2(c).
Citizenship.

Dr. Frost is a citizen of the United States. FGIT is established in the State of Florida.

Item 2(d).
Title of Class of Securities.

Common Stock, par value $0.01 per share.

Item 2(e).
CUSIP Number.

55414P 504

Item 3.
Type of Person

Not applicable.

Item 4.
Ownership.

(a) Amount beneficially owned:  1,059,157 (1)

(b) Percent of class:  4.99% (2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote:  1,059,157 (1)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:  1,059,157 (1)
______________________
(1)
Represents (i) 422,334 shares of common stock held by FGIT (ii) 596,000 shares of common stock underlying Series D Convertible Preferred Stock and (iii) 40,823 shares of common stock underlying Series I Convertible Preferred Stock. Excludes (i) 281,997 shares of common stock underlying Series I Convertible Preferred Stock held by FGIT which contains a 4.99% beneficial ownership blocker and (ii) 833,333 shares of common stock underlying Series L Convertible Preferred Stock held by FGIT which contains a 4.99% beneficial ownership blocker. Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.
(2)
Based on 20,588,765 shares outstanding as of December 14, 2017 as disclosed in the Issuer’s Registration Statement on Form S-1 filed on December 15, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

[X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2018	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Frost Gamma Investments Trust

Date: January 30, 2018	/s/ Phillip Frost, M.D.
Phillip Frost M.D., Trustee